UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

|X|       Annual Report Pursuant To Section 15(d) of the
           Securities Exchange Act Of 1934

For the Fiscal Year Ended December 31, 2002

Commission file number 1-12338

J. GORDON GAINES, INC.
RETIREMENT SAVINGS PLAN
(Full Title of the Plan)

VESTA INSURANCE GROUP, INC.
3760 River Run Drive
Birmingham, Alabama 35243
(Name of Issuer of the Securities Held
Pursuant to the Plan and the Address
of its Principal Executive Office)

REQUIRED INFORMATION

(a)     Financial Statements for the J. Gordon Gaines, Inc. Retirement Savings Plan

		Page
(i)	Report of Independent Accountants	1
(ii)	Audited statements of net assets available for plan benefits as of December 31, 2002 and 2001	2
(iii)	Audited statement of changes in net assets available for plan benefits for the year ended December 31, 2002	3

(b)     Exhibits

        The following exhibit is filed herewith as a part of this annual report:

Exhibit Number	Description of Exhibit
23.1	Consent of Independent Accountants
99.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

        THE PLAN. Pursuant to the requirements of the Securities Act of 1934, the Administrator of the J. Gordon Gaines, Inc. Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                                                                                        J. GORDON GAINES, INC.
                                                                                                                        RETIREMENT SAVINGS PLAN

                                                                                                                             By:   J. Gordon Gaines, Inc.,
                                                                                                                                    Administrator of the Plan

                                                                                                                             /s/     Donald W. Thornton

                                                                                                                                    Donald W. Thornton
                                                                                                                                  Senior Vice President
                                                                                                                          General Counsel and Secretary

Date: June 27, 2003

J. Gordon Gaines, Inc. Retirement Savings Plan
Table of Contents

Pages
Report of Independent Auditors	1
Financial Statements:
Statements of Net Assets Available for Plan Benefits	2
Statement of Changes in Net Assets Available for Plan Benefits	3

Notes to Financial Statements	4-7
Supplemental Schedule:
Schedule of Assets Held for Investment Purposes	8

Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Auditors

To the Administrative Committee
J. Gordon Gaines, Inc. Retirement Savings Plan

     In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the J. Gordon Gaines, Inc. Retirement Savings Plan (the Plan) at December 31, 2002 and 2001 and the changes in net assets available for plan benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Birmingham, Alabama
June 25, 2003

J. Gordon Gaines, Inc. Retirement Savings Plan
Statements of Net Assets Available for Plan Benefits
December 31, 2002 and 2001

	2002	2001
Investments at fair value:
Vesta Insurance Group, Inc. common stock	$717,737	$1,785,655
Mutual funds and trusts	5,968,200	5,187,114
Loans to participants	168,828	172,866

Total investments	6,854,765	7,145,635
Cash	1,607,421	3,458
Accrued income receivable	7,023	6,789
Employee contributions receivable	10,327	77,137
Employer contributions receivable	4,606	39,349

Total other assets	1,629,377	126,733

Net assets available for plan benefits	$8,484,142	$7,272,368

The accompanying notes are an integral part of these financial statements.

J. Gordon Gaines, Inc. Retirement Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2002

Additions to net assets available for plan benefits:
Dividend income (includes dividends from Vesta Insurance Group,
Inc. common stock of $24,132)	$221,067
Interest income	12,241
Net depreciation in fair value of investments	(1,979,001)
Employee contributions	2,141,821
Employer contributions	1,171,398
Rollover contributions	912,989

Total additions	2,480,515
Deductions from net assets available for plan benefits:
Distributions to participants	1,246,595
Administrative expenses	2,960
Other	19,186

Total deductions	1,268,741

Net increase	1,211,774
Net assets available for plan benefits:
Beginning of year	7,272,368

End of year	$8,484,142

The accompanying notes are an integral part of these financial statements.

J. Gordon Gaines, Inc. Retirement Savings Plan
Notes to Financial Statements
For the Year Ended December 31, 2002

1.   Description of Plan

      The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan was approved to provide retirement benefits for eligible employees of Vesta Insurance Group, Inc. (Vesta) and its subsidiaries.

      Organization - The J. Gordon Gaines, Inc. Retirement Savings Plan (the Plan) was adopted on November 15, 1993. The Plan includes a salary reduction feature which permits employees who participate (participants) in the Plan to defer and save part of their compensation, as provided for under Section 401(k) of the Internal Revenue Code. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended, (ERISA) and is funded by discretionary employee and employer contributions. J. Gordon Gaines, Inc. (the Company or Sponsor) is a wholly owned subsidiary of Vesta.

      Participant Contributions - Employees are eligible to participate in the Plan upon employment and may elect to have from 1% to 15% of their compensation deferred and contributed to the Plan. There were 1,312 eligible participants as of December 31, 2002. Participants are fully vested upon their enrollment in the Plan.

      Investment Options - As of December 31, 2002, participants may allocate their contributions (and the corresponding employer matching contributions), in multiples of 5%, to any of the investment funds offered by the Plan. There are a total of forty-two options available to participants, which consist of investment in the Company's common stock, thirty-seven various mutual fund portfolios, one collective trust fund, and three managed investment models. Plan participants may choose to allocate plan assets in any variety of these funds.

      Employer Matching Contributions - Vesta and its subsidiaries (the Employer), at its sole discretion, may make matching contributions in an amount determined by the board of directors of the Company. For 2002, the matching contribution was 100% of employee contributions up to 3% and 50% of employee contributions from 3% to 5% not to exceed a maximum of 4% of the employee's compensation.

      Participant Accounts - Each participant's account is credited with the Employer's corresponding matching contribution and an allocable share of investment earnings or losses. Allocations are based on contribution rates specified in the Plan and the time-weighted value of account balances. Participants are entitled to the benefits that can be provided from the distributable value of their participant accounts.

      Vesting - The Plan was amended on January 1, 1999 to provide for 100% immediate vesting of Employer contributions for all participants and all future plan participants. Participant contributions and income thereon are fully vested at all times.

      Forfeitures - At December 31, 2002, forfeited nonvested amounts totaled approximately $5,790. These amounts, which relate to nonvested participant accounts prior to January 1, 1999, will be reallocated to participants in the same manner as employee contributions.

      Loans - Participants are able to borrow up to the lesser of one half of their account balances or $50,000 minus any individual outstanding loan balance from the Plan during the past year in accordance with the plan provisions. Only one loan outstanding is allowed. Repayment periods do not exceed five years unless the loan proceeds are used to purchase a home. The interest rates on the loans are at least equal to the prime rate as published in the Wall Street Journal at the time of application or some higher rate that reflects current commercial lending rates as determined by the plan administrator. Repayments are made in equal installments collected through payroll deductions. Loans are valued at cost, which approximates fair value.

      Withdrawal Provisions - Participants may request that all or part of their accounts attributable to elective contributions be paid to them to meet an immediate and extreme financial hardship for which funds are not reasonably available to them from other sources. The amount paid to a participant in this fashion will be taxable and may not be repaid to the Plan. Such a withdrawal would require the participant to cease making contributions to the Plan for a period of at least twelve months following the receipt of the hardship withdrawal.

      Benefit Payments - Participants are eligible for benefit payments upon reaching age sixty-five (65). The Plan also provides for distributions to participants, or their beneficiaries, upon death, disability, early retirement at or after age fifty-five with seven years of service, and termination of employment. Participants may choose to have benefits paid directly to them or to another qualified retirement plan or individual retirement arrangement on their behalf. Benefits are recorded when paid.

      Priorities Upon Termination - Upon termination of the Plan, all participants' funds shall become fully vested. The trust will continue until the plan benefits of each participant has been distributed.

2.    Summary of Significant Accounting Policies

     Basis of Presentation - The accompanying financial statements of the Plan have been prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America.

     Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions and deductions during the reporting periods. Actual results could differ from these estimates.

     Risks and Uncertainties - The Plan provides for various investment options in a combination of stocks, mutual funds and other investment securities. Generally all investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances, and the amounts reported in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

     Investments Valuation - Investments in mutual funds and in Vesta common stock are stated at fair value, based on quotations obtained from national securities exchanges. The Merrill Lynch Retirement Preservation Trust Fund is valued at cost plus interest earned, which approximates market. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses are calculated using the average cost method.

      For cash and receivables, the carrying amounts approximate fair value because of the short-term nature of these instruments.

      Loans to participants are valued at cost, which approximates fair value.

      Plan Expenses - Merrill Lynch Trust Company serves as the trustee of the Plan. Administration fees paid to the trustee and all other administrative expenses are paid by the Sponsor.

      Net Appreciation (Depreciation) - The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

3.   Income Tax Status

      The Plan is exempt from federal income taxes under Section 401(a) of the Internal Revenue Code. The Plan obtained its latest determination letter on June 29, 1993, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

4.   Investments

      Investments of the Plan, as described in the accompanying statements of net assets available for plan benefits, are held by the Trustee (Merrill Lynch). The investments of the Plan as of December 31, 2002 and 2001 are summarized as follows:

	2002	2001
Vesta Insurance Group, Inc. common stock	$717,737	$1,785,655
Mutual funds	4,231,653	4,257,205
Collective trust fund	1,736,547	929,909
Loans to participants	168,828	172,866

Total Investments	$6,854,765	$7,145,635

      During 2002, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) depreciated in value by $1,979,001 as follows:

Vesta common stock	$(1,225,838)
Mutual funds and trust fund	(753,163)

Net depreciation in fair value of investments	$(1,979,001)

      A summary of investments held in excess of 5% of the Plan's net assets at December 31, 2002 and 2001 is as follows:

	2002	2001
Vesta Insurance Group, Inc. common stock	$717,737	$1,785,655
Merrill Lynch Retirement Preservation Trust Fund	$1,736,547	$929,909
Davis New York Venture Fund	$1,246,718	$1,674,858
Merrill Lynch Global Allocation Fund	$946,865	$731,129
Merrill Lynch S&P 500 Index Fund	$435,546	$625,243

5.    Related Party Transactions

      The Sponsor pays administrative expenses on behalf of the Plan, including legal, trust, administrative and accounting fees.

      Plan investments include investment funds managed by the trustees, as defined by the Plan, and, therefore, investment purchases and sales of these investment funds and the related interest income qualify as party-in-interest transactions.

      During 2002, the Plan acquired and sold Vesta common stock as follows:

	Shares	Cost	Selling Price/ Fair Value

Acquired	101,525	$416,043	$416,043
Sold	63,737	469,702	258,125

	37,788	$(53,659)	$157,918

6.    Comparison of Financial Statements to Form 5500

      Annually, the Company files, on behalf of the Plan, an information return (Form 5500) that includes financial information prepared on the basis of cash receipts and disbursements. The accompanying financial statements differ from the Form 5500 primarily due to accruals reflected in the financial statements.

Supplemental Schedule

J. Gordon Gaines, Inc. Retirement Savings Plan
Schedule of Assets Held for Investment Purposes
December 31, 2002

a.	b.Identity of Issuer, Borrower, Lessor, or Similar Party	c. Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	e.Current Value

*	Vesta Insurance Group, Inc	Common Stock	$717,737
*	Merrill Lynch Retirement Preservation
	Trust Fund	Collective Trust	1,736,547
	Aiger Midcap Growth Fund	Mutual Fund	72,733
	GAM International Fund	Mutual Fund	74,238
*	Merrill Lynch S&P 500 Index Fund	Mutual Fund	435,546
	PIMCO Small-Cap Value Fund	Mutual Fund	377,154
	GAM Global Fund	Mutual Fund	4,640
	John Hancock Financial Industries Fund	Mutual Fund	15,981
	Van Kampen Focus Equity Fund	Mutual Fund	12,619
	Van Kampen Latin America Fund	Mutual Fund	949
	Davis Series Conv Secs Fund	Mutual Fund	2,914
	MFS Government Mortgage Fund	Mutual Fund	90,093
	MFS Total Return Fund	Mutual Fund	49,663
	Davis Series Inc Real Estate Fund	Mutual Fund	30,807
	Seligman Comm & Info Fund	Mutual Fund	56,859
	Alliance Worldwide Privatization Fund	Mutual Fund	4,240
	Seligman Henderson Global Tech Fund	Mutual Fund	42,746
	AIM Equity Constellation Fund	Mutual Fund	41,417
*	ML Basic Value Fund	Mutual Fund	134,801
	Alliance New Europe Fund	Mutual Fund	10,289
*	ML Corporate Bond High Income Fund	Mutual Fund	120,914
	AIM Global Telecomm & Tech Fund	Mutual Fund	11,707
	Davis NY Venture Fund	Mutual Fund	1,246,718
*	ML Global Allocation Fund	Mutual Fund	946,865
*	ML Corporate Bond High Income Fund	Mutual Fund	387,852
*	ML Pacific Fund	Mutual Fund	6,219
	Oppenheimer Int'l Bond Fund	Mutual Fund	8,661
	Oppenheimer Dev Mkts Fund	Mutual Fund	14,777
	Morgan Stanley U.S. Real Estate Fund	Mutual Fund	19,195
	State Street Research Asset Allocation Fund	Mutual Fund	2,562
	ING Emerging Countries Fund	Mutual Fund	1,027
	ING Small Cap Opportunity Fund	Mutual Fund	7,367
	Pending Settlement Fund	Settlement Fund	100
*	Participant loans	Loans, interest rates range from
		5.25% to 10.50%	168,828

			$6,854,765

*     Denotes a party-in-interest to the Plan.